Exhibit 99.119

APHRIA TO PROVIDE COAST-TO-COAST RETAIL DISTRIBUTION TO B.C.- BASED PREMIUM CANNABIS PRODUCER WE GROW

Canada-wide sales distribution network will support Aphria’s expanding portfolio of in-house and partner adult-use brands

Leamington, Ontario — August 8, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has signed a Manufacturer’s Representative agreement (the “Agreement”) with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representative across Canada. The Agreement adds a second brand of premium B.C.-bud to be sold alongside Aphria’s expanding portfolio of adult-use brands, which includes celebrated B.C.-bud from Broken Coast Cannabis, through the Company’s coast-to-coast sales distribution network.

“Aphria has an unmatched ability to offer a cross-Canada sales and distribution network for adult-use cannabis,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “We are pleased to complement our existing, and soon-to-be unveiled, in-house adult-use brands with an expanding portfolio of partner brands like We Grow. With our well-established relationships and an extensive network of distribution facilities and resources, we are confident that all our brands, and those of our partners, will be proudly represented in stores and online throughout the country.”

Aphria’s sales team is supported by Great North Distributors, a subsidiary of Southern Glazer’s Wine & Spirits, which was previously announced as Aphria’s exclusive cannabis representative in Canada, providing the Company with 100% coverage of all cannabis retailers, whether provincially or privately operated, from the first day of legal adult-use sales.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.